EXHIBIT 99.1

KKR RAISES PRICE TO $42.25;
MASONITE RESCHEDULES SHAREHOLDERS MEETING

Toronto, February 17, 2005. Masonite International Corporation (TSX and NYSE: MHM) announced today that it has amended its agreement with Stile Acquisition Corp., an affiliate of Kohlberg Kravis Roberts & Co. (KKR), to provide for an increase in the price at which Stile would acquire all the common shares of Masonite to C$42.25 per share cash from C$40.20 per share cash, an increase of C$2.05 per share. Masonite’s Board unanimously recommends that shareholders vote in favour of the revised transaction.

In light of the increased price, Masonite has rescheduled its shareholders meeting to approve the acquisition by way of plan of arrangement from February 18, 2005 to March 31, 2005. The record date for entitlement to receive notice of and to vote at the shareholders meeting will be March 1, 2005 and a proxy circular will be mailed not later than March 10, 2005. These dates are subject to approval by the Ontario Superior Court of Justice.

Masonite’s Special Committee of directors has been advised by Merrill Lynch that the consideration under the revised offer is fair from a financial point of view to the shareholders of Masonite other than senior management. The Special Committee has unanimously concluded that the revised offer is fair to the shareholders other than senior management and in the best interests of the Company and has recommended that the Board approve the transaction as revised. The Board agreed with the Special Committee’s conclusions and unanimously recommends that Masonite’s shareholders vote in favour of the revised transaction.

Masonite is a unique, integrated, global building products company with its corporate headquarters in Mississauga, Ontario and its international administrative offices in Tampa, Florida. It operates over 75 facilities in 16 countries in North America, South America, Europe, Asia and Africa and has approximately 14,000 employees. The company sells its products to customers in over 50 countries. For more information, visit www.masonite.com.

KKR is one of the world’s oldest and most experienced private equity firms specializing in management buyouts, with offices in New York, Menlo Park, California and London, England. Over the past twenty eight years, KKR has invested in more than 115 transactions with a total value of US$138 billion. For more information, visit www.kkr.com.

FOR FURTHER INFORMATION, PLEASE CONTACT:
John F. Ambruz
Executive Vice-President, Strategic Development
Masonite International Corporation
Telephone: (905) 670-6500